4: UNITED STATES SECURITIES AND EXCHANGE COMMISSION 6: 10:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person*

     Bond                  Cornelius                  C.

     (Last)                 (First)                  (Middle)

     4347 Sigma Road

     (Street)

     Dallas                  Texas                    75224

     (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

            RF Monolithics, Inc. (RFMI)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)

       4.   Statement for Month/Day/Year

              01/22/03

  If Amendment, Date of Original (Month/Day/Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

           [ X ]  Director                                [   ]  10% Owner

           [    ]  Officer (give title below)     [   ]  Other (specify below)

  Individual or Joint/Group Filing (Check applicable line)

          [X]  Form filed by One Reporting Person

          [  ]  Form filed by More than One Reporting Person

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								52	D
Common Stock								28,901	I(1)	Bond Family Trust
Common Stock								346	I	Bond Exempt Marital Trust
Common Stock								52	I	Bond Survivor Trust
Common Stock								33,303	I	Bond/NEA Partnership
							TOTAL	62,654

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Over)
SEC 1474 (9-02)
(Form 4 (continued)

 Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-tive Securi-ty (Instr 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transac-tion Code (Instr 8)		5. Number of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect Beneficial Owner-ship (Inst 4)
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	$4.50	N/A		N/A		N/A		Immed.	11/17/03	Common Stock	1,680		1,680	D
Option (right to buy)	$6.50	N/A		N/A		N/A		Note 2	07/20/04	Common Stock	5,268		5,268	D
Option (right to buy)	$10.875	N/A		N/A		N/A		Note 2	01/03/05	Common Stock	4,500		4,500	D
Option (right to buy)	$6.00	N/A		N/A		N/A		Note 2	01/02/06	Common Stock	4,500		4,500	D
Option (right to buy)	$9.125	N/A		N/A		N/A		Note 2	01/02/07	Common Stock	4,500		4,500	D
Option (right to buy)	$11.375	N/A		N/A		N/A		Note 2	01/02/08	Common Stock	4,500		4,500	D
Option (right to buy)	$9.25	N/A		N/A		N/A		Note 2	01/04/09	Common Stock	4,500		4,500	D
Option (right to buy)	$6.125	N/A		N/A		N/A		Note 2	01/03/10	Common Stock	4,500		4,500	D
Common Stock Warrant	$7.50	N/A		N/A		N/A		Note 1	12/11/03	Common Stock	26,666		26,666	I	Bond Family Trust
Option (right to buy)	$4.875	N/A		N/A		N/A		Note 2	01/02/11	Common Stock	4,500		4,500	D
Option (right to buy)	$3.26	N/A		N/A		N/A		Note 2	01/03/12	Common Stock	4,500		4,500	D
Option (right to buy)	$3.227	N/A		N/A		N/A		Note 3	10/21/12	Common Stock	5,000		5,000	D
Option (right to buy)	$2.82	N/A		N/A		4,500		Note 2	01/02/13	Common Stock	4,500		4,500	D
Option (right to buy)	$2.66	01/22/03		A		5,500		Note 2	01/22/13	Common Stock	5,500		5,500	D
												TOTAL	84,614

Explanation of Responses:
(1)  The reported securities are included within 26,666 RF Monolithics, Inc. Units purchased by the reporting person for $3.75 per Unit.  Each Unit consists of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $7.50 per share for three years.
(2)  Nonstatutory Stock Option granted under the Non-Employee Directors’ Stock Option Plan.  25% of the shares vest on the first anniversary and 1/48th will vest monthly thereafter.
(3)  Non-qualified Stock Option granted under the 1997 Equity Incentive Plan.  1/48th of the shares vest on the first day of every month following the date of grant.

/s/ Robert J. Conner                                                                                  01/24/03
-----------------------------------------------------                                             -----------
**By: Robert J. Conner, Attorney-in-Fact                                                 Date

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